UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company Savings Plan for Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Financial Statements and
Supplemental Schedule
December 31, 2020 and 2019 and the
Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L.B. Foster Company Savings Plan for Bargaining Unit Employees:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2019.

Pittsburgh, Pennsylvania
June 22, 2021

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments, at fair value	$2,569,321	$2,874,947
Receivables:
Notes receivable from participants	49,994	255,192
Contributions receivable from employer	5,394	—
Contributions receivable from employees	6,434	—
Total receivables	61,822	255,192
Net assets available for benefits	$2,631,143	$3,130,139
See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions
Investment income:
Interest and dividends	$136,142
Net appreciation in fair value of investments	208,114
Total investment income	344,256
Interest income from notes receivable from participants	6,744
Contributions:
Employee	125,686
Employer	70,864
Total contributions	196,550
Total additions	547,550
Deductions
Deductions from net assets attributable to:
Benefit payments	1,038,584
Administrative expenses	7,962
Total deductions	1,046,546
Decrease in net assets available for benefits	(498,996)
Net assets available for benefits, beginning of year	3,130,139
Net assets available for benefits, end of year	$2,631,143

See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2020 and 2019
1. Description of Plan
The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (the “Company”) who have attained age 18 and are employed at locations specified by the Plan. Eligible employees must elect to enroll in the Plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pre-tax basis ranging up to 75% of annual compensation, subject to Internal Revenue Code (the “Code”) limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and Company contributions are invested in accordance with participant elections. The Plan contains an auto-enrollment provision of 3%. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.
Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. The agreements provide a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. The Company’s contributions may be reduced by accumulated forfeitures.
At December 31, 2020 and 2019, forfeitures of $19,918 and $14,567, respectively, were available to pay administrative expenses of the Plan or fund Company contributions. During the year ended December 31, 2020, the Company utilized forfeitures of approximately $5,453 to pay administrative expenses of the Plan, with no amounts used to reduce Company contributions.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are fully vested in the Company’s contributions after three years of eligible service or attaining age 65.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account immediately upon such event.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings.

Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. See also Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) below. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loans carry a reasonable interest rate based on the prime rate plus 1% on the date the loan is requested and remains fixed for the full term of the loan. Interest rates ranged from 4.25% to 6.50% at December 31, 2020.
Partial Plan Termination
On October 29, 2019, the Company announced a workforce reduction associated with the closure of the Company’s CXT Concrete Buildings facility, located in Spokane, Washington, a participating employer in the Plan. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated due to an action taken by the plan sponsor. As a result of this partial plan termination, all affected participants of the Plan were fully vested in their account balances. The remaining participants' vesting continues to be determined according to the Plan provisions.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
SECURE and CARES Act
In December 2019, the Setting Every Community Up for Retirement Enhancement (“SECURE Act”) was signed into law, related to required minimum distributions and the limitation of life-time or “stretch” distributions to remain compliant under the applicable laws and regulations. These provisions are effective beginning January 1, 2020. Participants should consult the Plan document or Summary Plan Description for additional information.
On March 27, 2020, the CARES Act was signed into law which provides plan, plan sponsor, and participant relief in response to the pandemic. In May 2020, The Committee agreed to implement the provisions of the CARES Act as it relates to the Plan.
The primary features within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Committee provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants’ vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
As of December 31, 2020 and 2019, the Plan had investments of approximately $1.0 million and $0.8 million, respectively, that were concentrated in two funds.

Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock and mutual funds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays certain expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”). The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption was permitted. Plan management adopted ASU 2018-03 on January 1, 2020 and determined that there was no impact on the financial statements.
Subsequent Events
The Plan has evaluated subsequent events and has concluded that all events that would require recognition or disclosure are appropriately reflected in these financial statements.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The earliest year open to U.S. Federal examination is 2017. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of ASC 820, to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2020 and 2019, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company’s common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust fund
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the net asset value (“NAV”) per share of the MIP CL 1 Fund provided by the trustee of the fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.
Fair value hierarchy
Investments, stated at fair value, included in the statements of net assets available for benefits consisted of mutual funds totaling $2,551,288 and $2,847,653, the Company’s common stock fund of $8,568 and $13,145, and the Company’s stock purchase account of $867 and $960, which are stated at fair value as of December 31, 2020 and 2019, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.
Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at NAV per share. The NAV as of December 31, 2020 and 2019 for the investment in the MIP CL 1 Fund was $8,598 and $13,189, respectively. There are no unfunded commitments in regards to the MIP CL I Fund at December 31, 2020.
5. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in Company stock. At December 31, 2020 and 2019, the Plan held an aggregate of 500 and 678 shares of the Company's common stock valued at $8,568 and $13,145, respectively. There were no dividends received on the Company's common stock during 2020. During 2020, the Plan purchased 164 shares of the Company's common stock at an aggregate cost of approximately $2,323 and sold 342 shares of the Company's common stock for proceeds of approximately $15,331.
6. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value collective trust fund, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2020	2019
Net assets available for benefits per financial statements	$2,631,143	$3,130,139
Adjustment from contract value to fair value for interest in stable value collective trust fund relating to fully benefit-responsive investment contracts	301	178
Net assets available for benefits per Form 5500	$2,631,444	$3,130,317

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2020:

Net decrease per the financial statements	$(498,996)
Net change in adjustment from contract value to fair value for interest in stable value collective trust fund relating to fully benefit-responsive investment contracts	123
Net loss per Form 5500	$(498,873)
7. Delinquent Participant Contributions
For the years ended December 31, 2020 and 2019 the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $48,976 and $157,271 in 2020 and 2019, respectively, were corrected during 2020. Additionally, the Company is required to compensate participants for lost earnings resulting from the delay in these participant contributions which occurred as part of the corrective contributions.

Supplemental Schedule
L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Years Ended December 31, 2020

		Total that Constitute Nonexempt Prohibited Transactions
The Year Ended	Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
December 31, 2020	$48,976	$—	$48,976	$—	$—
December 31, 2019	$157,271	$—	$157,271	$—	$—

(1) Amount includes participant loan repayments

Supplemental Schedule
L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	**	$11,927
*	US Bond Index Fund	Mutual fund	**	22,946
*	Balanced Fund – Class K	Mutual fund	**	115,704
*	Capital Appreciation Fund – Class K	Mutual fund	**	16,615
*	Contrafund - Class K	Mutual fund	**	8,035
*	International Discovery Fund – Class K	Mutual fund	**	28,432
*	Government Money Market Fund	Mutual fund	**	48,103
*	Managed Income Portfolio Fund – Class 1	Stable value collective trust fund	**	8,598
*	International Index Fund	Mutual fund	**	688
*	Extended Market Index Fund	Mutual fund	**	7,476
*	Small Cap Index Fund	Mutual fund	**	3,292
*	500 Index Fund	Mutual fund	**	86,249
*	Freedom 2005 – Class K	Mutual fund	**	8,722
*	Freedom 2020 – Class K	Mutual fund	**	143,899
*	Freedom 2025 – Class K	Mutual fund	**	62,856
*	Freedom 2030 – Class K	Mutual fund	**	427,679
*	Freedom 2035 – Class K	Mutual fund	**	576,672
*	Freedom 2040 – Class K	Mutual fund	**	181,895
*	Freedom 2045 – Class K	Mutual fund	**	76,598
*	Freedom 2050 – Class K	Mutual fund	**	190,103
*	Freedom 2055 – Class K	Mutual fund	**	118,533
*	Freedom 2060 – Class K	Mutual fund	**	38,058
*	Freedom 2065 – Class K	Mutual fund	**	689
	PGIM Jennison Mid-Cap Growth Fund - Class R6	Mutual fund	**	23,529
	MFS Value Fund – Class R6	Mutual fund	**	93,554
	Glenmede Small Cap EQ IS Fund	Mutual fund	**	6,165
	INVS Develop Mkt R6 Fund	Mutual fund	**	24,286
	PIMCO Real Return Fund Institutional Class	Mutual fund	**	2,786
	PIMCO Total Return Fund	Mutual fund	**	23,837
	Janus Henderson Triton Fund – Class N	Mutual fund	**	8,865
	Touchstone Large Cap Focused Fund – Class A	Mutual fund	**	193,095
				$2,559,886

L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	**	$8,568
*	Stock Purchase Account	Stock purchase account	**	867
				9,435
*	Participant loans	Participant loans, interest rate of 4.25% to 6.50%, maturities ranging from one year to five years	$—	49,994
				$2,619,315

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

EXHIBIT INDEX

Exhibit number	Description
*23.1	Consent of Independent Registered Public Accounting Firm.

* Exhibits marked with an asterisk are filed herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:	June 22, 2021	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration